Exhibit 99.1

NEWS RELEASE

Fortuna publishes its 2023 Sustainability Report

Vancouver, May 30, 2024 - Fortuna Silver Mines Inc. (NYSE: FSM; TSX: FVI) is pleased to announce the publication of its sixth annual sustainability report which details the Company’s performance on key environmental, social, and governance (ESG) indicators during 2023. The report also includes dedicated sections on Fortuna’s sustainability management and initiatives at each of the Company’s operating mines as well as the contributions made within the countries that host our operations in the Latin America and West Africa regions. Also included is an ESG data section containing disclosure under sustainability accounting Standards Board (SASB) Metals and Mining Standard, the Task Force on Climate-Related Financial Disclosures Recommendations (TCFD), and the Global Reporting Initiative (GRI) standard.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “In 2023, we have made significant progress with respect to tailings management, climate change, and overall safety performance. I want to take this opportunity to commend the active leadership and dedication of our teams in Latin America and West Africa, as Fortuna continues to work towards a Zero Harm workplace where critical risks are better managed, and events leading to potential injuries are mitigated.” Mr. Ganoza added, “At Fortuna, we continually strive to enhance and strengthen a safety culture that permeates throughout the entire organization.”

“To maintain operational excellence and achieve a Zero Harm workplace requires an engaged workforce undertaking the necessary precautions to foster a safety-first organization”, said Julien Baudrand, Senior Vice President of Sustainability. "This report provides an in-depth understanding of how Fortuna proactively and collectively manages its sustainability-related risks, discusses the Company´s ESG performance, and communicates our initiatives to continue creating long-term value for the organization and its stakeholders."

Key facts and figures from the 2023 Sustainability Report include:

Governance

•	75 percent of our directors have Diverse Perspectives
•	63 percent of our directors have Safety, Sustainability and ESG expertise
•	30 percent of executive short-term incentive compensation is linked to ESG performance
•	Enterprise Risk management (ERM) integrates sustainability-related factors

Occupational Health and Safety

•	0.36 Lost Time Injury Frequency Rate (LTIFR), compared to 0.30 in 2022
•	1.22 Total Recordable Incident Frequency Rate (TRIFR), compared to 2.67 in 2022
•	60 percent of our operating mines are certified ISO 45001, compared to 40 percent in 2022
•	One fatality at the Caylloma Mine in June 2023
•	67 percent of our Critical Risk Management (CRM) program has been developed
•	Prominent progress towards implementing the Global Industry Standard for Tailings Management

Environment

•	17.15 Carbon Intensity - Tonnes of carbon dioxide equivalent (tCO2eq) emitted per thousand tonnes of processed ore, compared to 17.94 in 2022
•	15 percent of total energy consumed is renewable, compared to 14 percent in 2022
•	0.20 Freshwater consumption intensity - cubic meters of freshwater per tonne of processed ore, compared to 0.25 percent in 2022
•	60 percent of our operating mines are certified ISO 14001, compared to 40 percent in 2022
•	63 percent of water used is from recycling, same as in 2022
•	Climate Change GHG emissions reduction target and long-term objectives disclosed
•	Zero non-compliance associated with water quality permits, standards, and regulations
•	Zero significant spills to the environment

Human Resources, Human Rights and Ethics

•	5,185 full-time workers, compared to 5,233 in 2022
•	15.86 percent of all employees are female, compared to 16.84 percent in 2022
•	15.81 percent of management positions are female, compared to 19.15 percent in 2022
•	Zero cases of human rights violations recorded

Governments and Communities

•	US$74.4 million paid back in government contributions, compared to US$69.3 million in 2022
•	US$8.5 million allocated to community development programs and funds, compared to US$ 5.6 million in 2022
•	43.44 percent of employees belong to local communities, compared to 41.85 percent in 2022
•	Zero significant community incidents

Please view Fortuna´s 2023 Sustainability Report on our website. Questions and feedback regarding the report are welcome at sustainability@fortunasilver.com.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For further information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements pertaining to the Company’s sustainability plans, targets, strategies, and goals, such as working towards a Zero Harm workplace, implementing the Global Industry Standard for Tailings Management, and the Company’s climate change GHG emissions reduction target. Often, but not always, these forward-looking statements can be identified by the use of words such as “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “budget”, “aim”, “intent”, “estimate”, “may”, “should”, “could” and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties, and factors include, among others, risks associated with climate change; risks associated with mining regime changes in the Company’s operating jurisdictions, including those related to permitting and approvals, environmental and tailings management, labour, trade relations, and transportation; as well as those factors discussed under “Description of the Business - Risk Factors” in the Company’s Annual Information Form, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are based on the assumptions, beliefs, expectations, and opinions of management, including, but not limited to, continued availability of water and power resources at the Company’s operations; financial and physical impacts of climate change and climate change initiatives on markets and the Company’s operations; the availability and effectiveness of technologies needed to achieve the Company’s sustainability goals and strategies; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change affecting the Company or its properties. Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.